Exhibit (d)(5)

March 22, 2019

STRICTLY PRIVATE AND CONFIDENTIAL

Papa Murphy’s Holdings, Inc.

8000 NE Parkway Drive, Suite 350

Vancouver, WA 98662

Attention: Board of Directors

Re: Exclusivity Agreement

Ladies and Gentlemen:

Reference is made to the recent ongoing discussions between Papa Murphy’s Holdings, Inc., a Delaware corporation (the “Company”), and MTY Franchising USA, Inc., a Delaware corporation (“Buyer”), regarding a possible negotiated transaction resulting in the acquisition of all of the outstanding equity securities of the Company by Buyer (the “Potential Transaction”). In consideration for the time, effort and expense anticipated to be incurred by Buyer in connection with pursuing a Potential Transaction, Buyer and the Company hereby agree as set forth below.

From the date hereof until 5:00 p.m. Eastern Time on April 21, 2019, or such earlier time as Buyer and the Company mutually agree (such period of time, the “Exclusivity Period”), the Company shall not, and the Company shall cause each of its subsidiaries and each of its and their directors, officers, and employees not to, and the Company shall use its best efforts to cause its consultants, accountants, legal counsel, investment bankers or other financial advisors, agents and other representatives not to, directly or indirectly (a) solicit, initiate or knowingly facilitate or encourage any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Takeover Proposal, (b) enter into, continue or otherwise participate in any discussions with, or furnish any information with respect to the Company or any of its subsidiaries to, any person in connection with a Takeover Proposal (other than to state that the Company is not permitted to have discussions) or (c) execute or enter into any letter of intent, agreement in principle or contract with respect to a Takeover Proposal. “Takeover Proposal” means any proposal or offer, other than involving Buyer, relating to (i) a merger, consolidation, spin-off, share exchange (including a split-off) or business combination involving 20% or more of the capital stock of the Company or consolidated assets of the Company and its subsidiaries, taken as a whole, (ii) a sale, lease, exchange, mortgage, transfer or other disposition, in a single transaction or series of related transactions, of assets representing 20% or more of the consolidated assets, revenues or gross profits of the Company and its subsidiaries, taken as a whole, (iii) a purchase or sale of shares of capital stock or other securities, in a single transaction or series of related transactions, representing 20% or more of the voting power of the capital stock of the Company, including by way of a tender offer or exchange offer, (iv) a reorganization, recapitalization, liquidation or dissolution of the Company or (v) any other transaction having a similar effect to those described in clauses (i) through (iv). Notwithstanding the foregoing, the Exclusivity Period will terminate automatically if Buyer proposes to the Company to reduce the purchase price for the Company below $6.45 per share.

The Company shall advise Buyer of the receipt of any Takeover Proposal during the Exclusivity Period within one (l) day of the receipt thereof by the Company or any of its subsidiaries and each of its and their directors, officers, employees, consultants, accountants, legal counsel, investment bankers or other financial advisors, agents and other representatives and shall furnish to Buyer a summary of the material terms of any Takeover Proposal; provided, that the Company shall not be required to provide a summary of the material terms of any Takeover Proposal if the purchase price per share of the Company in such Takeover Proposal is less than $6.45 per share.

Nothing in this letter agreement shall constitute a binding obligation of either Buyer or the Company to negotiate, submit, or enter into, any definitive agreement concerning the Potential Transaction (a “Definitive Agreement”). This letter agreement shall be binding upon and inure solely to the benefit of Buyer and the Company and their respective successors and permitted assigns, and nothing in this letter agreement is intended to confer upon any other person any rights or remedies of any nature whatsoever. This letter agreement shall terminate upon the earlier to occur of (i) the expiration of the Exclusivity Period in accordance with the terms hereof and (ii) the execution and delivery of a Definitive Agreement between the parties or one or more of their respective affiliates.

This letter agreement may be amended, modified or supplemented only pursuant to a written instrument signed by Buyer and the Company. This letter agreement constitutes the entire agreement between Buyer and the Company with respect to the subject matter hereof and supersedes the prior agreements and understandings, written and oral, between the parties with respect to the subject matter hereof; provided, that nothing in this letter agreement shall affect the Confidentiality/Nondisclosure Agreement, dated October 30, 2018, between Buyer and the Company, which remains in full force and effect.

This letter agreement, and any dispute, claim, legal action, suit, proceeding or controversy arising out of or relating hereto, shall be governed by, and construed in accordance with, the law of the State of Delaware, without regard to conflict of law principles thereof. This letter agreement may be executed in counterparts, as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this letter agreement. Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this letter agreement.

[Signature page follows]

Please confirm your agreement with the foregoing by signing and returning to the undersigned an executed copy of this letter agreement.

Very truly yours,

MTY Franchising USA, Inc.

By:	/s/ Eric Lefebvre
Name: Eric Lefebvre
Title: President

AGREED AND ACCEPTED as of the date first written above:

PAPA MURPHY’S HOLDINGS, INC.

By:	/s/ Weldon Spangler
Name: Weldon Spangler
Title: Chief Executive Officer

[Signature Page to Exclusivity Agreement]